UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended May 31, 2008

000-50128

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC BANCORP

1226 Eastchester Drive

High Point, North Carolina 27265

Telephone (336) 869-9200

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

Financial Statements

and

Supplemental Schedules

May 31, 2008

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

May 31, 2008

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Thomasville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended May 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2008 and 2007, and changes in net assets available for benefits for the year ended May 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and the supplemental Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Raleigh, North Carolina

October 30, 2008

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

May 31, 2008 and 2007

	2008	2007
Assets
Investments	$7,582,290	$6,990,738

Participant loans	208,142	181,745

Receivables:
Participant contributions	36,925	23,273
Employer contributions	27, 298	32,152
Rollover contribution	—	1,923

Total receivables	64,223	57,348

Total assets	7,854,655	7,229,831

Liabilities
Excess contributions payable	5,004	17,237

Total liabilities	5,004	17,237

NET ASSETS AVAILABLE FOR BENEFITS	$7,849,651	$7,212,594

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended May 31, 2008

Additions to net assets attributed to:
Interest and dividends	$345,529

Contributions
Participant contributions	852,690
Employer contributions	619,559
Rollover contributions	126,567

Total contributions	1,598,816

Total additions	1,944,345

Deductions from net assets attributed to:
Net depreciation in fair value of investments	985,560
Benefits paid to participants	321,728

Total deductions	1,307,288

NET INCREASE IN NET ASSETS	637,057
Net assets available for pension benefits—beginning of year	7,212,594

NET ASSETS AVAILABLE FOR BENEFITS—END OF YEAR	$7,849,651

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2008

Note 1—Description of the Plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions

General—The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of Bank of North Carolina (the “Company”) who have attained the age of 18. The Plan is administered by BISYS Retirement Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).

Contributions—Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions to the Plan equal to 100% of employees’ elective deferrals up to 6%. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant accounts—Each participant’s account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participant’s accounts is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of benefits—Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59  1/2 but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2008

Note 1—Description of the Plan (continued)

Participant Loans—The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%. The interest rates vary from 5.00% to 9.25% during fiscal year 2008. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited accounts—When certain terminations of participation in the Plan occur, the nonvested portion of the participants account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. At May 31, 2008 and 2007, forfeited nonvested amounts totaled $27,918 and $16,557. During 2008, $46,804 of forfeited accounts were used to reduce employer contributions.

Administrative expenses—All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the plan sponsor.

Note 2—Summary of significant accounting policies

Basis of accounting—The accompanying financial statements are prepared on the accrual basis of accounting.

Investment valuation and income recognition—Investments are stated at fair value as measured by quoted market prices.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of benefits—Benefits are recorded when paid.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclose of contingent assets and liabilities. Actual results could differ from those estimates.

Excess contributions payable—The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2008

Note 3—Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31:

	2008	2007
Alliance Bernstein Small Value R, 0 shares and 22,454.749 shares, respectively	$—	$420,577

Bank of North Carolina Stock Fund, 164,948.097 shares and 129,862.532 shares, respectively	$2,395,276	$2,455,835

Oppenheimer Capital Appreciation A, 0 shares and 9,471.831 shares, respectively	$—	$478,801

Oppenheimer Main Street Small Cap Fed A, 19,798.367 shares and 14,888.243 shares, respectively	$385,474	$367,591

Oppenheimer Main Street Opportunity A, 39,349.248 shares and 29,066.730 shares, respectively	$521,378	$467,974

Oppenheimer International Diversified A, 39,425.463 shares and 31,287.710 shares, respectively	$515,685	$448,666

Oppenheimer Cash Reserves A, 877,486.200 shares and 614,223.550 shares, respectively	$877,486	$614,223

Oppenheimer Value Fund A, 18,470.458 shares and 15,483.341 shares, respectively	$451,049	$461,249

Oppenheimer Small & Mid Cap Value Fund A, 11,029.828 shares and 0 shares, respectively	$392,882	$—

Ivy Capital Appreciation Fund A, 49,338.754 shares and 0 shares, respectively	$520,030	$—

During the year ended May 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by as follows:

Mutual funds	$(337,466)
Bank of NC Stock	(648,094)

$(985,560)

Note 4—Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2008

Note 5—Tax status

On December 31, 2006, the Plan adopted a standardized prototype plan sponsored by Universal Pension Inc. (Universal). The Internal Revenue Service has determined and informed Universal by letter dated November 27, 2001, that the prototype document satisfies the applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 6—Related Party Transactions

Administrative expenses are paid to BISYS Retirement Services, the administrator, by the plan sponsor. Thirty two percent of the Plan’s investments are held in Bank of North Carolina stock, this is a party-in-interest transaction.

Note 7—Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	2008	2007
Net assets available for benefits per financial statements	$7,849,651	$7,212,594
Contribution receivables	(64,223)	—
Other	(2,158)	—
Excess contributions payable	5,004	(17,237)

Net assets available for benefits per Form 5500	$7,788,274	$7,229,831

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

2008
Change in net assets available for benefits per the financial statements	$637,057
Contributions	(64,223)
Excess contributions payable	(5,004)
Other	(9,387)

Change in net assets available for benefits per Form 5500	$558,443

Note 8—Subsequent Events

Subsequent to May 31, 2008, financial markets experienced significant turmoil and declines in value. The fair value of the Plan’s investments has declined by approximately 29% as of October 21, 2008. This decline was similar to overall stock market declines during the same period.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

May 31, 2008

Form 5500—Schedule H (Part IV, Line 4i)

I.D. Number: 56-1663154

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Interest bearing cash
	Oppenheimer Cash Reserves A	877,486.200 shares	$877,486
	MG Trust Company Contribution Account		2,160

	Total interest bearing cash		879,646

	Mutual Funds
	Franklin Income Fund Class R	92,899.138 shares	232,247
	Pimco Real Return R	14,216.246 shares	158,653
	Oppenheimer International Diversified A	39,425.463 shares	515,685
	Oppenheimer Main Street Small Cap Fd A	19,798.367 shares	385,474
	Real Estate Fund Class A	11,424.372 shares	236,485
	Oppenheimer US Govt Trust Fund A	30,784.550 shares	292,453
	Oppenheimer Main Street Opportunity A	39,349.248 shares	521,378
	Oppenheimer Commodity Strategy Total Return	30,729.362 shares	301,762
	Oppenheimer Strategic Income Fund A	66,677.637 shares	294,048
	Oppenheimer Value Fund A	18,470.458 shares	451,049
	Oppenheimer Sm & Mid Cap Value Fund A	11,029.828 shares	392,882
	Thornburg Value Fund R-5	36.041 shares	1,283
	Franklin Mutual Discovery Fund	128.333 shares	3,939
	Ivy Capital Appreciation Fund A	49,338,754 shares	520,030

	Total mutual funds		4,307,368

	Employer Securities
*	Bank of North Carolina Stock Fund	164,948.097 shares	2,395,276
*	Participant Loans	5% - 9.25%	208,142

	Total		$7,790,432

An asterisk (*) in column (a) denotes a party-in-interest to the plan.

Column (d), cost of investments, is not applicable as these are participant directed accounts.

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULE OF NONEXEMPT TRANSACTIONS

May 31, 2008

Form 5500—Schedule G (Part III)

I.D. Number: 56-1663154

Plan Number: 001

(a) Identity of Party Involved	(b) Relationship of Plan, Employer, or Other Party-in-lnterest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expenses Incurred In Connection with Transaction	(h) Cost of Asset	(i) Current Value of Asset	(j) Net Gain or (Loss) on Each Transaction

Bank of North Carolina	Plan Sponsor	Amounts withheld by the Company for participant contributions which were not timely deposited to the trust as required by Department of Labor Regulation 2510.3-102 for four different pay periods. (5% interest rate)	$—	$—	$—	$—	$—	$381	$—

B. Exhibit List.

Exhibit 23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank of North Carolina Savings and Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: October 30, 2008	By:	/s/ David B. Spencer
David B. Spencer, CFO